
November 15, 2023

Zhen Fan
Chief Executive Officer
Haoxi Health Technology Ltd
Room 801, Tower C, Floor 8
Building 103
Huizhongli, Chaoyang District
Beijing, China

      Re: Haoxi Health Technology Ltd
          Amendment No. 2 to Registration Statement on Form F-1
          Filed October 24, 2023
          File No. 333-274214

Dear Zhen Fan:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 27, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-1, Filed October 24, 2023

Risk Factors
Risks Related to Doing Business in China
There are uncertainties regarding the interpretation and enforcement of PRC laws..., page 20

1.   We note your response to comment 1 and reissue in part. Please restore the language in this risk factor to the version contained in the registration statement dated August 25, 2023. We do not believe that your revised disclosure conveys the significant discretion in enforcement of laws, rules and regulations, and that enforcement can be inconsistent and unpredictable.

<u>The PRC government exerts substantial influence over..., page 22</u>

2.   We note your response to comment 1 and reissue in part. Please restore the language in this risk factor to the version contained in the registration statement dated August 25, 2023. We do not believe that your revised disclosure conveys the substantial control the Chinese government exercises over the Chinese economy or that future actions could have a significant economic infect on economic conditions in China or require you to divest yourselves of interests held in your operations in China.

<u>PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more..., page 27</u>

3.   We note your response to comment 1 and reissue in part. Please restore the language found in the final paragraph of this risk factor to the version contained in the registration statement dated August 25, 2023. We do not believe that your revised disclosure that removes detailed references to the regulatory oversight of SAMR and MOFCOM conveys the same risks.

<u>Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent..., page 33</u>

4.   We note your response to comment 1 and reissue in part. We note the new disclosure in this risk factor, particularly in the first and last paragraphs of this risk factor on page 34, please restore the language to the version contained in the registration statement dated August 25, 2023. We do not believe that your revised disclosure, that no longer states that the PCAOB was not given access to inspections in China, and the removal of the distinct risk of the PCAOB being obstructed, conveys the same risk. Please also make corresponding changes to the PCAOB related disclosure on the cover page.

<u>Limitations on the availability of data and the operating entity's ability to analyze such data could affect its optimization capability..., page 40</u>

5.   We note your response to comment 1 and reissue in part. We note the change in this risk factor heading from "significantly restrict" to "affect." Please restore this risk factor heading to the previous version found in the registration statement dated August 25, 2023. Since you risk factor contemplates that government authorities could prohibit or limit the collection of data, the previous risk factor heading better reflects the content of the risk factor.

<u>Capitalization, page 63</u>

6.   Please explain to us why you have not included loans outstanding in the table pursuant to Item 3.B of Form 20-F as directed by Item 4.a of Form F-1, or revise as appropriate.

7.   Please explain to us and disclose how the balance of deferred listing costs at June 30, 2023 is reflected in the "As adjusted" column.

Dilution, page 64

8.   Please explain to us and disclose how the balance of deferred listing costs at June 30, 2023 is reflected in adjusted net tangible book value at June 30, 2023.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 69

9.   We note the significant increase in supplier advances at June 30, 2023 from June 30, 2022. If this is a known contractual obligation or material cash requirement, please expand your discussion to clearly explain the use of advances to suppliers. Refer to Item 5.B and Item 5.B.3 of Form 20-F as referenced from Item 4.a of Form F-1.

Consolidated Financial Statements for the Years Ended June 30, 2023 and 2022
Consolidated Statements of Cash Flows, page F-6

10.   Please reconcile for us the amounts presented here for changes in balance sheet line items with the change in the corresponding line item presented in the consolidated balance sheets. For example (but not limited to), the amount presented here for the change in "Advance payment" is $2,473,178 but the change on the balance sheet in "Supplier advances" is $2,373,648, and the amount presented here for the change in "Accounts payable" is $1,201,034 but the change on the balance sheet in "Accounts payable" is $1,244,298.

Notes to Consolidated Financial Statements
Note 4. Advances to Suppliers, net, page F-16

11.   Here you refer to "Advances to Suppliers, net," the balance sheet refers to "Supplier advances," the operating activities section of the cash flow statement refers to "Advance payment," note 2(f) refers to "Prepayment to suppliers, net" and page 70 refers to "advance payments to media platforms." If all of these descriptions refer to the same activity, please revise to use one description consistently and what it is net of. If they refer to differing activities, disclose how they are distinquished and your accounting for each. Also revise to disclose here and elsewhere as appropriate the specific nature of this/these activity/activities. Along with your revised disclosure, explain to us and disclose as appropriate how payments represented here relate to your references to "traffic acquisition from top online media platforms" and "prepayments for future traffic acquisition" referred to elsewhere in the filing (e.g., pages 74, 83 and F-10) and what traffic acquisition in this context represents.

 Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li